Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    PreMD Reports Third Quarter 2007 Results

    TORONTO, Nov. 14 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) announced today results for the third quarter of fiscal 2007, ending September 30, 2007 ("Q3 2007").

    <<
    Recent Significant Highlights:
    ------------------------------
    -   Responded to FDA's request for additional information regarding the expanded regulatory claim for our skin cholesterol test
    -   PREPARE actuarial analysis data supports PREVU(x)LT as valuable cardiovascular risk assessment tool for the life insurance industry
    -   Breast cancer data accepted for presentation at San Antonio Breast
        Cancer Symposium
    -   PASA manuscript accepted for publication in the American Journal of
        Cardiology
    -   Granted approval of ColoPath(TM) Neoplasia patent and ColoPath(TM)
        Cancer patent in Canada
    -   Granted approval of the colour and PREVU(x)LT tape stripping patents in China and the United States
    -   Registration of PREVU(x)(TM) trademark in India completed

    Expectations Going Forward:
    ---------------------------
    -   Response from FDA on our 510 (k) submission for an expanded regulatory claim on our skin cholesterol test
    -   Partnering our skin cholesterol test outside of the United States
    -   Commercialization relationship for PREVU(x) LT within the Life
        Insurance industry
    -   Completion of development agreements in the skin care field
    -   Progress on patent legal action
    -   Clinical validation of LungAlert and ColorectAlert upon completion of clinical trials
    >>

    "We are very pleased with the progress we have made during the third quarter of fiscal 2007 through the implementation of our strategy and development initiatives," said Dr. Brent Norton, president and CEO of PreMD
Inc. "We continue to work with AstraZeneca regarding the planned marketing and distribution of our skin cholesterol product in the United States and are actively negotiating alliances with other organizations in different markets for our products. We are currently pursuing commercialization opportunities for PREVU(x)LT in the life insurance industry, which has garnered interest in
Canada, the United States and Europe. In addition, we have exciting new prospects in the cosmetics field which expands the potential of our skin cholesterol franchise. This opportunity is currently in negotiations with a leading cosmetics company."
    Dr. Norton continued "We have also made advancements with the US Food and
Drug Administration (FDA) regarding our expanded regulatory claim on our skin cholesterol test. We are actively working with the agency to ensure all processes are precisely met and have submitted detailed answers to the questions asked. We anticipate hearing a response, which could be in the form of additional questions, in the coming weeks. On the clinical front, we are very excited by the recent data from our PASA study, which is included with our submission to the FDA. The data was recently presented at the AHA conference and is scheduled for publication in April 2008 in the American
Journal of Cardiology. We also had further clinical validation with our cancer portfolio, with our breast cancer data being accepted for presentation at the
San Antonio Breast Cancer Symposium."
    "Going forward, we anticipate building near-term revenues through these exciting new partnership opportunities and sales, royalty and milestone payments from our skin cholesterol product. PreMD remains deeply committed to the belief that winning the battle against diseases such as cardiovascular and cancer can be prevented if taken the necessary precautionary steps. Our operations and research and development program continues to support that commitment to predictive medicine technology, especially as we explore other avenues to make our innovative products available."

    Financial Review
    ----------------

    The consolidated net loss for the three months ended September 30, 2007
(Q3 2007) was $1,635,000 or $(0.07) per share compared with a loss of
$1,120,000 or $(0.05) per share for the quarter ended Q3 2006.
    Total product sales were $7,000 for Q3 2007 compared with $1,000 for Q3
2006. License revenue was $27,000 Q3 2007, compared to $577,000 for Q3 2007.
    During Q3 2007, the Company focused on managing the cancer clinical trial program and on validation of the contract manufacturing for the PREVU(x) system.
Most of the skin cholesterol clinical trials were completed at the end of
2006. As a result, research and development expenditures for the quarter decreased by $104,000 to $737,000 from $841,000 in Q3 2006. The variance for the period reflects:

    <<
    -   a decrease of $287,000 in spending on clinical trials for skin cholesterol, following the submission of the U.S. FDA application;
    -   an increase of $176,000 in compensation expense resulting from achievement of performance milestones;
    -   a decrease of $23,000 in spending on the cancer clinical trials;
    -   an increase of $37,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements;
    -   an increase of $41,000 in legal fees for international patent filings; and
    -   an increase of $57,000 in stock-based compensation, a non-cash expense, due to the vesting of performance-based options that had been granted in a prior year.

    General and administration expenses amounted to $995,000 for Q3 2007 compared with $499,000 in Q3 2006, an increase of $496,000. The increase for the quarter includes:

    -   an increase of $190,000 in professional fees for legal, audit and consulting related to business development;
    -   an increase of $167,000 in compensation expense resulting from increased headcount and from the achievement of performance-based milestones;
    -   an increase in stock-based compensation, a non-cash expense, of
        $111,000 to $155,000 for Q3 2007 compared with $44,000 for Q3 2006.
        This resulted from the vesting of performance-based options.
    >>

    Interest on convertible debentures (issued on August 30, 2005) amounted to $167,000 in Q3 2007 compared with $172,000 in Q3 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.
Imputed interest of $253,000 and $204,000 in Q3 2007 and 2006 respectively, represent the expense related to the accretion of the liability component, at an effective interest rate of 14.8%. Effective January 1, 2007, amortization of the deferred financing fees is included in imputed interest whereas it was included in amortization expenses in 2006.
    Amortization expenses for Q3 2007 amounted to $42,000 compared with
$78,000 for Q3 2006.
    The gain on foreign exchange was $533,000 for Q3 2007, compared with a loss of $5,000 for Q3 2006. The major contributing factor for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in U.S. dollars.
    Interest income amounted to $32,000 for Q3 2007 compared with $56,000 for
Q3 2006 as a result of lower cash balances. Refundable scientific investment tax credits ("ITCs") accrued for Q3 2007 amounted to $54,000 versus $45,000 for Q3 2006. This increase was due to increased salaries related to product development in 2007.
    Accounts payable at September 30, 2007 amounted to $366,000 compared with
$964,000 at December 31, 2006. The large decrease resulted from the payment of expenses related to clinical trials that were completed near the end of 2006.
    As at September 30, 2007, PreMD had cash, cash equivalents and short-term investments totaling $2,342,000 ($3,276,000 as at December 31, 2006). The
Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q3 2007 amounted to
$1,116,000 compared with $1,608,000 in Q3 2006.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests, planned to be marketed and distributed by AstraZeneca
Pharmaceuticals. PreMD's other skin cholesterol products include PREVU(x)LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    <<
    PreMD Inc.
    Incorporated under the laws of Canada

                         CONSOLIDATED BALANCE SHEETS
                            (In Canadian dollars)
                                  Unaudited

                                                      As at         As at
                                                  September 30,  December 31,
                                                       2007           2006
                                                        $              $
    -------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                        1,340,610       112,577
    Short-term investments                           1,001,171     3,163,482
    Accounts receivable                                  8,299        11,221
    Inventory                                          280,054       179,219
    Prepaid expenses and other receivables             447,627       570,773
    Investment tax credits receivable                  302,000       200,000
    -------------------------------------------------------------------------
    Total current assets                             3,379,761     4,237,272
    -------------------------------------------------------------------------
    Deferred financing fees, net of accumulated
     amortization of $174,863 in 2006                        -       347,589
    Capital assets, net of accumulated
     amortization of $906,632 (2006 - $841,611)        253,500       312,410
    Intangible assets, net of accumulated
     amortization of $972,361 (2006 - $915,027)        324,895       382,229
    -------------------------------------------------------------------------
                                                     3,958,156     5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' DEFICIENCY
    Current
    Accounts payable                                   365,781       963,990
    Accrued liabilities                                633,163       932,372
    Current portion of deferred revenue                106,680             -
    -------------------------------------------------------------------------
    Total current liabilities                        1,105,624     1,896,362
    -------------------------------------------------------------------------
    Convertible debentures                           5,408,490     6,350,680
    -------------------------------------------------------------------------
    Deferred revenue                                   400,050             -
    -------------------------------------------------------------------------
    Total liabilities                                6,914,164     8,247,042
    -------------------------------------------------------------------------

    Shareholders' deficiency
    Capital stock                                   28,983,711    25,263,480
    Contributed surplus                              2,991,633     2,521,915
    Equity component of convertible debentures       2,239,385     2,239,385
    Warrants                                         1,557,296     1,170,020
    Deficit                                        (38,728,033)  (34,162,342)
    -------------------------------------------------------------------------
    Total shareholders' deficiency                  (2,956,008)   (2,967,542)
    -------------------------------------------------------------------------
                                                     3,958,156     5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    PreMD Inc.

       CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                            (In Canadian dollars)
                                  Unaudited

                           Three months ended          Nine Months Ended
                               September 30               September 30
                       --------------------------  --------------------------
                           2007          2006          2007          2006
                            $             $             $             $
    -------------------------------------------------------------------------

    REVENUE

    Product sales            7,150         1,381        33,484         6,513
    License revenue         26,670       576,995        26,670       733,670
    -------------------------------------------------------------------------
                            33,820       578,376        60,154       740,183
    Cost of product
     sales                  93,057         1,140       101,623         5,523
    -------------------------------------------------------------------------
    Gross Profit           (59,237)      577,236       (41,469)      734,660

    -------------------------------------------------------------------------

    EXPENSES
    Research and
     development           736,855       840,505     2,108,491     3,826,029
    General and
     administration        995,433       499,098     2,547,538     1,764,963
    Interest on
     convertible
     debentures            167,217       172,243       496,200       510,380
    Imputed interest
     on convertible
     debentures            253,093       204,445       732,667       608,577
    Amortization            42,046        77,662       124,744       232,594
    Loss (gain) on
     foreign exchange     (533,217)        4,505    (1,287,658)     (210,538)
    -------------------------------------------------------------------------
                         1,661,427     1,798,458     4,721,982     6,732,005

    -------------------------------------------------------------------------

    RECOVERIES AND OTHER INCOME
    Investment tax
     credits                54,000        45,000       102,000       175,000
    Interest                31,531        56,047        95,760       212,976
    -------------------------------------------------------------------------
                            85,531       101,047       197,760       387,976

    -------------------------------------------------------------------------
    Net loss and
     comprehensive
     loss for the
     period             (1,635,133)   (1,120,175)   (4,565,691)   (5,609,369)
    Deficit, beginning
     of period         (37,092,900)  (32,702,565)  (34,162,342)  (28,213,371)
    -------------------------------------------------------------------------
    Deficit, end of
     period            (38,728,033)  (33,822,740)  (38,728,033)  (33,822,740)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted
     loss per share         $(0.07)       $(0.05)       $(0.19)       $(0.26)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average
     number of common
     shares
     outstanding        25,080,610    21,685,656    24,036,431    21,601,763
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    PreMD Inc.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Canadian dollars)
                                  Unaudited

                              Three months ended         Nine Months Ended
                                September 30                September 30
                          ------------------------  -------------------------
                              2007         2006         2007         2006
                               $            $            $            $
    -------------------------------------------------------------------------

    OPERATING ACTIVITIES
    Net loss for the
     period                (1,635,133)  (1,120,175)  (4,565,691)  (5,609,369)
    Add (deduct)
     items not
     involving cash
      Amortization             42,046       77,662      124,744      232,594
      Stock compensation
       costs included in:
        Research and
         development
         expense               84,261       27,510      151,644      122,229
        General and
         administration
         expense              154,803       43,881      335,408      287,093
      Gain on sale of
       capital asset                -            -          143            -
      Imputed interest on
       convertible
       debentures             253,093      204,445      732,667      608,577
      Interest on
       convertible
       debentures paid in
       common shares          135,457       64,815      406,368      144,517
      Loss (deduct gain)
       on foreign
       exchange              (533,217)       4,505   (1,287,658)    (210,538)
    Net change in non-
     cash working capital
     balances related to
     operations              (123,726)    (834,448)    (962,444)     462,085
    Increase (decrease)
     in deferred revenue     (506,730)     (76,598)    (506,730)    (235,190)
    -------------------------------------------------------------------------
    Cash used in operating
     activities            (1,115,686)  (1,608,403)  (4,558,098)  (4,198,002)
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Short-term
     investments               15,521    1,582,645    2,124,980    3,464,549
    Sale of capital
     assets                         -            -        1,435            -
    Purchase of capital
     assets                    (7,845)      (1,743)     (10,078)     (22,658)
    -------------------------------------------------------------------------
    Cash provided by
     investing activities       7,676    1,580,902    2,116,337    3,441,891
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Issuance of capital
     stock, net of issue
     costs                    (46,153)           -    3,683,804            -
    -------------------------------------------------------------------------
    Cash provided by
     (used in) financing
     activities               (46,153)           -    3,683,804            -
    -------------------------------------------------------------------------
    Effect of exchange
     rate changes on
     cash and cash
     equivalents              (20,665)       5,341      (14,019)      51,553
    -------------------------------------------------------------------------
    Net increase
     (decrease) in cash
     and cash equivalents
     during the period     (1,174,828)     (22,160)    1,228,033    (704,558)

    Cash and cash
     equivalents
      - Beginning of
       period               2,515,438       90,801      112,577      773,199
    -------------------------------------------------------------------------
      - End of period       1,340,610       68,641    1,340,610       68,641

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Represented by
    Cash                      294,138       68,641      294,138       68,641
    Cash equivalents        1,046,472            -    1,046,472            -

    -------------------------------------------------------------------------

                            1,340,610       68,641    1,340,610       68,641
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 16:00e 14-NOV-07